Exhibit 99.5

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

December 3, 2012

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of NQ Mobile Inc.:

Issue:	NQ Mobile Inc. / CUSIP 64118U108

Country:	Incorporated in Cayman Islands

Meeting Details:	Annual General Meeting of Shareholders of NQ Mobile Inc. on Thursday, December 27 2012, 2 p.m. (local time) at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before December 21, 2012 at 3:00 p.m. (New York City Time)

ADR Record Date:	November 29, 2012

Common Shares: ADR ratio	5 Class A Common Shares: 1 ADR

Holders of American Depositary Receipts (ADRs) representing common shares (the “Deposited Securities”) of NQ Mobile Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Pursuant to the provisions of the Deposit Agreement governing the ADRs Holders at the close of business on the ADR Record Date set forth above will be entitled, subject to any applicable law, the Memorandum and Articles of Association and the provisions of or governing the Shares are entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s American Depositary Shares (ADSs). Upon the timely receipt from an eligible registered holder of ADSs of written voting instructions, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and your voting instructions shall be void. The Depositary will not demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis.

Subject to applicable law, regulation and the Memorandum and Articles of Association, the Depositary shall, if so requested in writing by the Company, represent all Shares for the purpose of establishing quorum at a meeting of shareholders.

Save for applicable provisions of the law of the Cayman Islands, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of such vote.

For further information, please contact:

Daniel Belean, Vice President

Deutsche Bank - Depositary Receipts

Tel 212 250 6612

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 27, 2012

AGENDA	Affirmative	Negative	Abstained

1)      That (a) the appointment of Messrs. Omar Khan, William Li and Xiuming Tao as directors of NQ Mobile Inc., and the retirement of Mr. Weiguo Zhao as director of NQ Mobile Inc., effective as of May 3, 2012, which has been approved by the resolutions of the Company’s board of directors, be and hereby is approved, confirmed and ratified as necessary and (b) the changes in the composition of the audit committee and compensation committee of NQ Mobile Inc.’s board of directors, effective as of May 3, 2012, including the appointment of Mr. William Li as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and the appointment of Mr. Xiuming Tao as a member of the compensation committee, replacing Mr. Weiguo Zhao, who retired as a director as of May 3, 2012, which changes have been approved by the resolutions of the Company’s board of directors, be and hereby is approved, confirmed and ratified as necessary.

(Signature)